FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                  May 3, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                     ---                           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                           No   X
                                ---                          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.
                              ---------------       ---


                                                                Total Pages: 4

1 May 2002



The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by Merrill Lynch Investment Managers that they have a notifiable interest in 92,968,922 ordinary shares of 12 2/9p each in the Company representing 10.03% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary

1 May 2002

The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

We have been notified today that Mr Richard De Schutter, a director of Smith & Nephew plc, acquired a total of 10,000 American Depositary Shares ("ADSs") representing 100,000 ordinary shares of the Company on 30 April 2002 at a weighted average price of $57.94. Mr De Schutter now has an interest in 200,000 ordinary shares representing 0.02% of the issued ordinary share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary

1 May 2002



The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

In accordance with the US Securities Exchange Act of 1934, Smith & Nephew plc has filed with the Securities and Exchange Commission its Annual Report on Form 20-F for the year ended 31 December 2001. Copies will be available from the registered office of Smith & Nephew plc at 15 Adam Street, London, WC2N 6LA from Tuesday 7 May 2002.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary